FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August, 2003

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Notice of 2003 Annual Meeting of Shareholders and Proxy Statement, dated July 31, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Radcom Ltd.
                                                (Registrant)

Dated: August 11, 2003                          By: /s/David Zigdon
                                                    -------------------
                                                    David Zigdon
                                                    Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Notice of 2003 Annual Meeting of Shareholders and Proxy Statement, dated July 31, 2003.

                                  EXHIBIT 10.1

                                   RADCOM LTD.
                           ---------------------------

              NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           ---------------------------

         Notice is hereby given that the 2003 Annual General Meeting of Shareholders (the "Meeting") of Radcom Ltd. (the "Company") will be held on Wednesday, September 10, 2003 at 16:00 P.M. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(1) To elect three (3) directors to serve as members of our Board of Directors;

(2) To reappoint our auditors, and to authorize our Board of Directors to fix the remuneration of the auditors in accordance with the amount and nature of their services;

(3)      To approve the adoption of the Radcom Ltd. 2003 Share Option Plan;

(4) To approve the grant of options to purchase 30,000 Ordinary Shares to each of Rony Ross, Dan Barnea, Zohar Gilon and Arnon Toussia-Cohen, directors of the Company;

(5) To approve the grant of options to purchase 60,000 Ordinary Shares to Zohar Zisapel, the Chairman of the Board of Directors of the Company;

(6) To approve a directors and officers' liability insurance policy for the benefit of directors;

(7) To approve a maximum aggregate Company liability under all indemnification agreements entered into with directors and officers;

(8) To discuss the auditors' report and the consolidated financial statements of the Company for the year ended December 31, 2002; and

(9) To transact such other business as may properly come before the Meeting or any adjournment thereof.


         The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

         Shareholders of record at the close of business on July 31, 2003 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

         Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

         Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                 By Order of the Board of Directors,

                                    Arnon Toussia-Cohen
                                    Chief Executive Officer
Dated:  July 31, 2003

         The audited financial statements of the Company for the fiscal year ended December 31, 2002, is enclosed, but is not a part of the proxy solicitation material.

1

                                   RADCOM LTD.
                           24 RAOUL WALLENBERG STREET
                             TEL AVIV 69719, ISRAEL
                           ---------------------------

                                 PROXY STATEMENT
                           ---------------------------

                  2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS


         This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value (the "Ordinary Shares"), of Radcom Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2003 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 10, 2003 at 16:00 P.M. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

         It is proposed that at the Meeting, resolutions be adopted as follows:

1. To elect three (3) directors to serve as members of our Board of Directors;

2. To reappoint our auditors, and to authorize our Board of Directors to fix the remuneration of the auditors in accordance with the amount and nature of their services;

3.       To approve the adoption of the Radcom Ltd. 2003 Share Option Plan;

4. To approve the grant of options to purchase 30,000 Ordinary Shares to each of Rony Ross, Dan Barnea, Zohar Gilon and Arnon Toussia-Cohen, directors of the Company;

5. To approve the grant of options to purchase 60,000 Ordinary Shares to Zohar Zisapel, the Chairman of the Board of Directors of the Company;

6. To approve a directors and officers' liability insurance policy for the benefit of directors; and

7. To approve a maximum aggregate Company liability under all indemnification agreements entered into with directors and officers.



         Additionally, the auditors' report and the consolidated financial statements of the Company for the year ended December 31, 2002 will be discussed.

         The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 31, 2003 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 5, 2003 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.


            RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

         Only shareholders of record at the close of business on July 31, 2003 will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on June 30, 2003, 10,492,050 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.


                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth, as of June 30, 2003, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially five percent (5%) or more of the Company's shares, and (ii) all directors and officers as a group.

         The information contained herein has been obtained from the Company's records, from information furnished by the individual or entity to the Company or from public filings.

                                                                                              Percentage of
                                                              Number of Ordinary           Outstanding Ordinary
                         Name                            Shares Beneficially Owned(1)           Shares(2)
Zohar Zisapel (3) (4).........................                    2,557,129                        24.2%
Yehuda Zisapel (3) (5)........................                    1,396,034                        13.3%
RAD Data Communications Ltd...................                      127,946                         1.2%
J. Carrlo Cannell, D/B/A
Cannell Capital Management (6)................                    1,402,340                        13.4%
All directors and executive officers as a group (12
persons) (1) (2)..............................                    3,522,579                        30.7 %
-------------

(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 30, 2003.
(2) Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of June 30, 2003 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The outstanding Ordinary Shares do not include 123,372 Ordinary Shares that were repurchased by us in 2001.
(3) Messrs. Zohar Zisapel and Yehuda Zisapel may be deemed to have beneficial ownership of the Ordinary Shares held by RAD Data Communications Ltd., an Israeli company.
(4) Includes 127,946 Ordinary Shares owned of record by RAD Data Communications, 54,500 Ordinary Shares owned of record by Klil and Michael Ltd., an Israeli company, and 61,666 Ordinary Shares issuable upon exercise of options exercisable within 60 days of June 30, 2003. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(5) Includes 127,946 Ordinary Shares owned of record by RAD Data Communications and 910,360 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.
(6) J. Carrlo Cannell, D/B/A Cannell Capital Management, acquired beneficial ownership of the Ordinary Shares during the past years, based on his Form 13-G filling as of March 31, 2003.


                         ITEM 1 - ELECTION OF DIRECTORS

         Under the Company's Articles of Association, the Board of Directors is to consist of not less than three (3) and not more than nine (9) directors, the exact number to be fixed from time to time by resolution of the shareholders. The number of directors which can be elected as members of the Board of Directors of the Company is six (6). Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. All of the Company's directors, other than it's outside directors, are up for re-election. At the Meeting, shareholders will be asked to re-elect Zohar Zisapel, Arnon Toussia-Cohen and Zohar Gilon to serve as members of our Board of Directors. Mr. Mordechai (Moty) Ben-Arie has informed the Company that he does not wish to stand for re-election and therefor there will be a vacancy in the Company's Board of Directors. There is currently no candidate for such vacancy and the Board of Directors does not currently have a plan to fill such vacancy. Pursuant to the Articles of Association of the Company, the Board of Directors is entitled to temporarily fill such vacancy until the next annual general meeting of the shareholders, and such vacancy may be filled by action of the shareholders of the Company at an extraordinary or annual general meeting. Rony Ross and Dan Barnea, the Company's outside directors, are not up for re-election.

         Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on the Board of Directors following the annual general meeting at its sole discretion.

         It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the three nominees named below as directors of the Company, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of the Articles of Association of the Company.

         The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the four nominees named below as directors of the Company. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" for information pertaining to stock ownership by certain nominees.

         A brief biography of each nominee is set forth below:

         Mr. Zohar Zisapel (54), one of the co-founders of the Company, has served as the Chairman of the Board of Directors of the Company since its inception. Mr. Zisapel also serves as a director of RADCOM Equipment, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is a director of other public companies including: Verisity Ltd., RADVision Ltd., Ceragon Ltd. and RIT Technologies Ltd. Mr. Zisapel previously served as Head of the Electronics Research Department in the Israeli Ministry of Defense. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

         Mr. Arnon Toussia-Cohen (49), the President and Chief Executive Officer of the Company, joined the Company in September 1998, and has served as a director since September 1999. Mr. Toussia-Cohen also serves as a director of RADCOM Equipment, Inc. and RADCOM (UK) Ltd. Prior to joining the Company, Mr. Toussia-Cohen worked for Telrad Telecommunications Industries, a leading Israeli telecommunications equipment manufacturer, in a number of capacities, including R&D Division Manager, Vice President of Business Systems and finally as President of Telrad Telecommunications Inc., the Company's subsidiary in North America. Mr. Toussia-Cohen has a B.Sc. degree in electrical engineering from the Technion and a diploma in Advanced Business Studies for Managers from the Open University in Israel.

         Mr. Zohar Gilon (55), has served as a director since June 1995. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund that invests in Israel and the United States. From 1993 until August 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon is a private investor in numerous high-technology companies, including affiliates of the Company in Israel, and is a director of Silicom Ltd, RIT Technologies Ltd, Advance Vision Technology Ltd, Edge Medical Devices Ltd, Exlibris Ltd, Orsense Ltd and Ceragon Ltd. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Zohar Zisapel be elected to serve as a member of the Board of Directors of the Company, effective immediately."

         "RESOLVED, that Arnon Toussia-Cohen be elected to serve as a member of the Board of Directors of the Company, effective immediately."

         "RESOLVED, that Zohar Gilon be elected to serve as a member of the Board of Directors of the Company, effective immediately."


         The Board of Directors recommends a vote FOR approval of the proposed resolutions.


                  ITEM 2- REAPPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, as our independent auditors for the fiscal year ending December 31, 2003. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Somekh Chaikin. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company's Audit Committee.

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, be, and hereby are, appointed as the independent auditors of the Company for the fiscal year ending December 31, 2003, and that the Board of Directors of the Company be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company."

                  The Board of Directors recommends a vote FOR approval of the proposed resolutions.


           ITEM 3 - APPROVAL OF THE RADCOM LTD. 2003 SHARE OPTION PLAN

         At the Meeting, the shareholders will be asked to approve the Radcom Ltd. 2003 Share Option Plan (as amended) (the "Plan"), under which the Board of Directors may grant options to employees, officers, consultants and/or contractors of the Company, provided that such options are granted in compliance with applicable law.

         On July 24, 2002 an extensive tax reform was adopted by the Israeli parliament, which became effective as of January 1, 2003 (the "Tax Reform"), and included certain changes with respect to the taxation of options granted to employees and directors. In the framework of the Tax Reform, the Income Tax Ordinance [New Version] - 1961 (the "Tax Ordinance") was amended and, among other things, various new tax advantages are afforded under the amended Section 102 of the Tax Ordinance ("Section 102") with respect to grant of options to employees and directors.

         According to Section 102 and the rules which were promulgated thereunder (the "102 Rules"), in order to enable employees and directors of the Company to benefit from such tax advantages with respect to future grants of options and shares, among other conditions, such grants have to be performed under a share option plan that is adjusted to Section 102 as well as the 102 Rules. Accordingly, on December 22, 2002 the Board of Directors of the Company adopted the Radcom Ltd. 2003 Share Option Plan, which provisions are adjusted to
Section 102, and on March 20, 2003, following the subsequent official publication of the 102 Rules, the Board of Directors of the Company adopted an amendment to the Plan, and on July 10, 2003, the Board of Directors of the Company approved a further amendment to the Plan. The provisions of the Plan are summarized below.

Administration

         The Plan is administered by a Share Incentive Committee of the Board of Directors (the "Committee"), or where not permitted according to Section 112 of the Companies Law, 1999, by the Board of Directors of the Company. Subject to the terms of the Plan and applicable law, the Committee will have full authority to determine, among other things, the grantees to whom options to purchase shares shall be granted ("Options"), the number of shares subject to each Option, the time at which each Option shall be issued, the schedule and conditions of exercise of such Options and which law the Options shall be granted under. The Committee may also adopt rules and regulations for carrying out the Plan and may interpret and construct the provisions of the Plan.

Securities Subject to the Radcom Ltd. 2003 Share Option Plan

         At the Annual General Meeting of the Shareholders of the Company on December 11, 2000, the shareholders of the Company approved the reservation of 4% of the outstanding Ordinary Shares of the Company, every year for three years beginning January 2001 and ending December 2003, to be used for options for issuance pursuant to the Radcom Ltd. 2001 Share Option Plan (the "2001 Share Option Plan"). On December 22, 2002, the Board of Directors of the Company resolved that such reserved shares in respect of which options have not been granted to date under the 2001 Share Option Plan shall be transferred for issuance under the Plan, and on July 10, 2003, the Board of Directors of the Company further resolved that such reserved shares in respect of which options have not been granted to date under the Directors Share Incentive Plan (1997) shall be transferred for issuance under the Plan. Accordingly and in accordance with the Plan, the Company has reserved 946,748 authorized but unissued Ordinary Shares to be issued under the Plan and any other option or incentive plan that the Company may adopt.

         All shares under the Plan for which a grantee's right to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

Eligibility and Participation

         The Plan is designed to allow employees, officers, consultants and contractors of the Company to purchase Ordinary Shares of the Company (the "Shares").

         All grants of Options to employees, directors and office holders of the Company, other than to a Controlling Shareholder of the Company (as such term is defined in the Tax Ordinance), shall be 102 Options (as defined in the Plan), and grants of Options to consultants, contractors or Controlling Shareholders of the Company shall be 3(9) Options (as defined in the Plan).

Grant of Options and Issuance of Shares

         The effective date of the grant of an Option (the "Date of Grant") shall be the date specified by the Committee in its determination relating to the award of such Option.

         The Committee shall have the full authority to determine:

         (a) with respect to the grant of 102 Options - whether for the grant of such 102 Options the Company shall elect the Ordinary Income Route or the Capital Gains Route (both such terms as defined in the Plan, and each a "Taxation Route"), and the identity of the trustee who shall be granted such 102 Options. In the event the Committee determines that the Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route. Notwithstanding the aforesaid, the Committee may, from time to time and at any time, grant 102 Options that will not be subject to a Taxation Route, which shall be 102(c) Options (as defined in the Plan); and

         (b) with respect to the grant of 3(9) Options - whether or not 3(9) Options shall be granted to a trustee, and, if applicable, the identity of the trustee who shall be granted such 3(9) Options.

         In the event Options are granted under the Plan to a trustee designated by the Committee, which with respect to 102 Options will be approved by the Israeli Commissioner of Income Tax (the "Trustee"), the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the grantee in respect of whom such Option was granted. All certificates representing Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as provided in the Plan.

Term of Options and Vesting

         Unless otherwise specified by the Committee, the Options shall be for a term of ten (10) years. Unless otherwise determined by the Committee, the Options shall be fully vested on the fourth anniversary following the Date of Grant, as follows: 50% of the Options shall vest on the second anniversary of the Date of Grant, and an additional 25% shall vest on the third and fourth anniversaries of the Date of Grant.

         Notwithstanding anything contrary in the Plan, the Committee shall have full authority to determine any provisions regarding the acceleration of the vesting period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option or Share upon certain events or occurrences.

Exercise Price and Terms of Exercise

         The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion, however the exercise price per Share shall not be less than the par value of the Shares into which such Option is exercisable.

         Subject to applicable law, the Committee shall have full authority to, at any time and from time to time, without the approval of the shareholders of the Company, (i) grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having an exercise price lower than provided in the Option so surrendered and cancelled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan, or (ii) effectuate a decrease in the exercise price of outstanding Options.

         Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan. If any Option has not been exercised and the Shares subject thereto not paid for within ten
(10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, and all interests and rights of the grantee in and to the same shall ipso facto expire, and, in the event that in connection therewith any Options are still held in Trust, the Trust with respect thereto shall ipso facto expire, and the Shares subject to such Options shall again be available for grant through Options under the Plan.

         The exercise price shall be payable in cash or check made payable to the Company or such other method of payment acceptable to the Company.

Limitations on Transfer

         No Option shall be assignable or transferable by the grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the grantee only by such grantee or by such grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such grantee.

Termination of Employment or Service

         In the event that a grantee who was an employee of the Company on the Date of Grant of any Options ceases, for any reason, to be employed by the Company, all Options theretofore granted to such grantee when such grantee was an employee of the Company shall terminate as follows:

(a) All Options not vested at the time of the cessation of employment shall terminate immediately.

(b) If the grantee's cessation of employment is by reason of such grantee's death or Disability (as defined in the Plan), such Options (to the extent vested at the Date of Cessation) shall be exercisable by the grantee or the grantee's guardian, legal representative, estate or other person to whom the grantee's rights are transferred by will or by laws of descent or distribution, at any time until 180 days from the date of cessation of employment, and shall thereafter terminate.

(c) If the grantee's cessation of employment is due to (i) breach of the grantee's duty of loyalty towards the Company, or (ii) breach of the grantee's duty of care towards the Company, or (iii) the commission of any flagrant criminal offense by the grantee, or (iv) the commission of any act of fraud, embezzlement or dishonesty towards the Company by the grantee, or (v) any unauthorized use or disclosure by the grantee of confidential information or trade secrets of the Company, or (vi) any other intentional misconduct by the grantee (by act or omission) adversely affecting the business or affairs of the Company in a material manner, or (vii) any act or omission by the grantee which would allow for the termination of the grantee's employment without severance pay, according to the Israeli Severance Pay Law, 1963, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.

(d) If a grantee retires, he shall, subject to the approval of the Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.

(e) If the grantee's cessation of employment is due to any reason other than those stated in Sections (b), (c) and (d) above, such Options (to the extent vested at the date of cessation of employment) shall be exercisable at any time until 180 days after the date of cessation of employment, and shall thereafter terminate; provided, however, that if the grantee dies within such period, such Options (to the extent vested at the date of cessation of employment) shall be exercisable by the grantee's legal representative, estate or other person to whom the grantee's rights are transferred by will or by laws of descent or distribution at any time until 180 days from the date of cessation of employment, and shall thereafter terminate.

         In the event that a grantee, who is a director, consultant or contractor of the Company, ceases, for any reason, to serve as such, the provisions of Sections (a), (b), (c) and (e), above shall apply, with appropriate adjustments. For these purposes, the "date of cessation of employment" shall mean: (a) with respect to directors - the date on which a director submits notice of resignation from the Board or the date on which the shareholders of the Company remove such director from the Board; and (b) with respect to consultants and contractors - the date on which the consulting or contractor agreement between such consultant or contractor, as applicable, and the Company expires or the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.

         Notwithstanding the foregoing provisions of the preceding paragraphs, the Committee may provide, either at the time an Option is granted or thereafter, (a) that such Option may be exercised after the periods provided for above, but in no event beyond the term of the Option; and (b) that such Option may be exercised during the applicable exercise period following the date of cessation of employment or service, not only with respect to the number of Shares for which such Option is exercisable at such date but also with respect to one or more additional installments in which the grantee would have vested under the Option had the grantee continued in the employ or service of the Company.

Treatment of Options upon Merger or Sale of All of the Company's Assets

         If, upon a Merger or Sale of All of the Company's Assets (both such terms as defined in the Plan, collectively a "Corporate Transaction"), securities of the Company shall be exchanged for the securities of another corporation or a parent or subsidiary of such other corporation, then, immediately prior to the effective date of such Corporate Transaction, each Option shall, at the sole and absolute discretion of the Committee, either (i) be substituted for options to purchase shares of the successor entity which would have been issuable to the grantee in consummation of such Corporate Transaction, and appropriate adjustments shall be made in the exercise price per share to reflect such exchange; or (ii) be assumed by the successor entity such that the grantee may exercise the Option for such number and class of shares of the successor entity which would have been issuable to the grantee in consummation of such Corporate Transaction, and appropriate adjustments shall be made in the purchase price per share to reflect such exchange.

         Notwithstanding the foregoing, the Committee shall have full authority and sole discretion to determine that any of the provisions of Sections (i) or
(ii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of the successor entity, or in which such consideration is solely cash or assets other than securities of the successor entity

         In the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold, each grantee shall be obligated to participate in such sale and sell his or her Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under such sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board of Directors.

Amendment and Termination

         The Plan shall expire upon the earliest of December 22, 2012, or the termination of all outstanding Options in connection with a Corporate Transaction. If the Plan shall terminate on December 22, 2012, all outstanding Options shall thereafter continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such grants.

         The Board of Directors of the Company shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect the rights and obligations with respect to Options at the time outstanding under the Plan, unless the grantee consents to such amendment or modification. Without derogating from the foregoing, the Board of Directors of the Company in its discretion may, at any time and from time to time, without the approval of the shareholders of the Company, (i) increase the number of Shares to be issued under the Plan; or (ii) expand of the class of participants eligible to participate in the Plan; or (iii) expand the types of options or awards provided under the Plan.

Tax Consequence: Applicable to Israeli Residents Only

         Option grants to Israeli employees, directors and office holders, other than Controlling Shareholders (as such term is defined in the Tax Ordinance) under the Plan may be granted only under Section 102, while Options granted to Israeli contractors, consultants or Controlling Shareholders under the Plan may be granted only under Section 3(9) of the Tax Ordinance.

         Options granted under Section 3(9) of the Tax Ordinance are deemed ordinary income of the grantee on the date of exercise of the Option. The benefit to the grantee is calculated as the fair market value of the share on the exercise date less the exercise price. Such income is subject to up to 50% income tax, and may be subject to social security and national health insurance payments.

         Options granted under Section 102 of the Tax Ordinance are taxed on the date of sale of the exercised Share and/or the date of the release of the Options or such exercised Shares from the Trust (as such term is defined above) (rather than on the exercise date of the Options). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the Option.

         In the event that the Committee elects the Capital Gains Route for the taxation of Options granted under Section 102 then, provided such Options (or the exercised Shares) are held by the Trustee (as defined above) for a period of at least two years from the end of the tax year in which such Options are granted, the gains derived from such Options shall be classified as capital gains and taxed at a rate of only 25% and the Company shall not benefit from any recognized deductions resulting from the grant of such awards. However if the exercised Shares are sold (or if the exercised Shares or Options are released from Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income and subject to tax at a marginal rate of up to 50%, plus social security and national health insurance payments, and the Company shall not benefit from any recognized deduction resulting from the grant of such awards.

         In the event that the Committee elects the Ordinary Income Route for the taxation of Options granted under Section 102 then, provided such Options (or the exercised Shares) are held by the Trustee for a period of at least one year from the end of the tax year in which such Options are granted, the gains derived from such Options shall be classified as ordinary income and taxed at a marginal rate of up to 50%, plus social security and national health insurance payments, and the Company shall benefit from the recognized deduction resulting from the grant of such awards. However if the Options (or the exercised Shares) are released from Trust prior to the lapse of such period, gains derived from such sale shall be classified as ordinary income and taxed at a marginal rate of up to 50%, based on the higher of the following calculations: (a) the tax due at the time of the grant plus interest and linkage to the Israeli Consumer Price Index accumulated from the date of the grant until the date of the payment of the tax, and (b) the tax due on the date of the release of the Option (or the exercised Shares) from Trust, plus social security and national health insurance payments, and the Company shall benefit from the recognized deduction resulting from the grant of such awards.

         On December 22, 2002, the Board of Directors of the Company elected the Capital Gains Route for the taxation of Options that will be granted under the Plan pursuant to Section 102.

 Vote Required

         The approval of the Radcom Ltd. 2003 Share Option Plan (as amended) requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter. Should such shareholder approval not be obtained, then the Radcom Ltd. 2003 Share Option Plan will not be implemented.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the adoption of the Radcom Ltd. 2003 Share Option Plan (as amended) be approved."

                           The Board of Directors recommends a vote FOR approval
of the proposed resolution.


                ITEM 4 - APPROVAL OF GRANT OF OPTIONS TO PURCHASE
                      30,000 ORDINARY SHARES TO DIRECTORS

         By actions of the Company's Audit Committee and Board of Directors on January 26, 2003, Rony Ross, Dan Barnea, Zohar Gilon and Arnon Toussia-Cohen, directors of the Company, were each granted options to purchase 30,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2004 through January 1, 2006), as long as each such director continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on January 31, 2003. The aforesaid options were granted by the Company under the Radcom Ltd. 2003 Share Option Plan, subject to shareholder approval, and under Section 102(b)(2) of the Income Tax Ordinance [New Version] - 1961, and the Company elected the capital gains route for the grant of these options.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, to approve the grant of options to Rony Ross, Dan Barnea, Zohar Gilon and Arnon Toussia-Cohen, directors of the Company, to purchase 30,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2004 through January 1,
         2006), as long as each such director continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on January 31, 2003."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.


         The Board of Directors recommends a vote FOR the approval of the proposed resolutions.



                ITEM 5 - APPROVAL OF GRANT OF OPTIONS TO PURCHASE
        60,000 ORDINARY SHARES TO THE CHAIRMAN OF THE BOARD OF DIRECTORS

         By actions of the Company's Audit Committee and Board of Directors on January 26, 2003, Zohar Zisapel, the Chairman of the Board of Directors of the Company, was granted options to purchase 60,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2004 through January 1, 2006), provided that he continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on January 31, 2003. These options were granted by the Company under the Radcom Ltd. 2003 Share Option Plan, subject to shareholder approval, and under Section 3(9) of the Income Tax Ordinance [New Version] - 1961.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, to approve the grant of options to Zohar Zisapel, the Chairman of the Board of Directors of the Company, to purchase 60,000 Ordinary Shares, which shall vest in three (3) equal annual installments (commencing January 1, 2004 through January 1, 2006), provided that he continues to serve as a member of the Company's Board of Directors, exercisable at an exercise price equal to the closing price for Ordinary Shares as traded on the Nasdaq National Market at the close of trading on January 31, 2003."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for approval of this matter.

         The Board of Directors recommends a vote FOR approval of this proposed matter.


     ITEM 6 - APPROVAL OF DIRECTORS AND OFFICERS' LIABILITY INSURANCE POLICY

         Our articles of association provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder.

         The Companies Law provides that a company may not enter into a contract for the insurance of its office holders for: (a) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;
(b) a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly; (c) any act or omission committed with the intent to unlawfully yield a personal profit; or (d) any fine imposed on the office holder.

         Under the Israeli Companies Law, the procurement of insurance coverage for directors requires the approval of our Audit Committee, Board of Directors and shareholders.

         The Company's current directors and officers' liability insurance policy is due to expire on August 31, 2003, and the Company intends to enter into a new directors and officers' liability insurance policy to replace it. The new directors and officers' liability insurance policy shall cover a maximum liability of US$15,000,000. The Company is currently negotiating with certain insurance companies in order to obtain the most cost effective policy.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the purchase of a directors and officers' liability insurance policy, with maximum coverage of US$15,000,000, for the benefit of all directors of the Company, from time to time, is hereby approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

                            The Board of Directors recommends a vote FOR
approval of this proposed matter.


       ITEM 7 - APPROVAL OF MAXIMUM AGGREGATE COMPANY LIABILITY UNDER ALL INDEMNIFICATION AGREEMENTS ENTERED INTO WITH DIRECTORS AND OFFICERS

         On December 11, 2000, the Company's shareholders approved a form of an Indemnification Agreement regarding indemnification of the Company's directors and officers, which is attached to the Proxy Statement as Exhibit A. Under the Israeli Companies Law, a company may undertake to indemnify a director or officer in advance, provided, among other things, that the undertaking is limited to an amount the board of directors has determined is reasonable in the circumstances. The Company's Board of Directors has resolved to limit the Company's liability under all indemnification agreements entered into with the Company's directors and officers, jointly and in the aggregate, to a maximum amount of US$15,000,000, which was determined to be a reasonable amount under the circumstances set forth in the approved form of Indemnification Agreement.

         Under the Israeli Companies Law, indemnification of a director or officer of a company requires the approval of our Audit Committee and Board of Directors, and if the beneficiary is a director, also the approval of the shareholders.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the maximum Company liability under all indemnification agreements entered into with the Company's directors and officers, from time to time, in the form previously approved by the shareholders, jointly and in the aggregate, in the amount of US$15,000,000, is hereby approved."

         The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. If the directors of the Company, who together own approximately 27.6% of the Ordinary Shares, may collectively be deemed to be controlling shareholders, and if so, a special majority vote would be required for approval of this matter. In such event, the affirmative vote of the Ordinary Shares must include at least one-third (1/3) of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent (1%) of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes an interest of any member of the shareholder's immediate family (or spouses thereof), or an interest of a company with respect to which the shareholder (or such family member thereof) owns at least five percent (5%) of the shares, has the right to appoint a director or the Chief Executive Officer, or serves as a director or the Chief Executive Officer; and (ii) excludes an interest arising solely from the ownership of shares in the Company.

         The Board of Directors recommends a vote FOR approval of this proposed matter.


                     ITEM 8 - REVIEW OF THE AUDITORS' REPORT
                    AND THE CONSOLIDATED FINANCIAL STATEMENTS

         The Company's annual report, consisting of a letter to the shareholders and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2002 is attached hereto. The Company will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.


                             ITEM 9 - OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                     By Order of the Board of Directors,

                                           Arnon Toussia-Cohen
                                           Chief Executive Officer


Dated: July 31, 2003